Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Paul J. Sievers Dennis R. Baranowski Amy E. Martinez Melissa C. Martorella Alexa P. Stephenson Bryan P. Redington	90 Discovery Irvine, California 92618 www.geracilawfirm.com

Aruna Hatti**

Alexandra Anast

Larissa Branes

Mustafa Kadri

Kyle Niewoehner

Tae K. Kim

Bibin Mannattuparampil***

* Admitted in Arizona &New Jersey

**Admitted in New York & Washington D.C. Only

***Admitted in Florida Only

Via EDGAR and OVERNIGHT MAIL

Mr. Jonathan Burr and Ms. Bridgitte Lippman

Division of Corporate Finance - Office of Real Estate & Commodities

100 F Street, N.E.

Washington D.C. 20549

December 20, 2019

Re:	Bridgewell Preferred Income, LP

Post Qualification Amendment to Form 1-A

Filed October 2, 2019

File No. 024-10687

This letter is submitted on behalf of BRIDGEWELL PREFERRED INCOME, LP (the “Company”) in response to comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated November 20, 2019 (the “Comment Letter”) with respect to the Company’s Post Qualification Amendment to Form 1-A (File No. 024-10687) submitted for review pursuant to Regulation A under the Securities Act of 1933, as amended, to the Commission on October 2, 2019 (the “Offering Statement”). The Company is filing an amended Offering Statement, which includes amendments and revisions in response to the Staff’s comments as well as additional revisions and amendments.

Comment No. 1

1.	We note your response to prior comment 1. Please include the audited financial statements as of and for the years ended December 31, 2018 and 2017, and the related notes to the financial statements. Also include the interim financial statements as of and for the period ended June 30, 2019 and the related notes to the financial statements. Refer to paragraphs (c) and (b)(3)(B) and (b)(4) of Part F/S of Form 1-A. Although you have filed Form 1-K and Form 1-SA with this disclosure, incorporation by reference in Part F/S of Form 1-A is not permitted. Refer to General Instruction III(c) of Form 1-A.

Response to Comment No. 1

Please see the previously filed Form 1-K, the previously filed Form 1-SA, and the auditor’s consent for the 2017 and 2018 year end financial statements submitted along with the revised Offering Circular (included as Exhibit A).

Best Regards,

/s/ Kevin S. Kim

Kevin S. Kim, Esq.

Partner

Corporate & Securities Division

Geraci Law Firm.